2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 7842	Tel: +46 8 545 074 70
Fax: +1 604 689 4250	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Announces First Quarter 2007 Operating Results

April 17th, 2007, Vancouver, BC, Canada (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased provide the following first quarter 2007 operating results.

João Carrêlo, COO of Lundin Mining, commented: "During the first quarter of 2007 we have achieved record throughput at both the Neves-Corvo and Zinkgruvan mines. The Neves-Corvo mine set a record for tonnes hoisted in a quarter and the Zinkgruvan mine set a record for tonnes milled in a quarter. Production of contained copper metal at Neves-Corvo increased by 21.5% as compared with the first quarter 2006. A significant milestone was achieved at Neves-Corvo in February, when total production of copper metal, since start-up, reached 2 million tonnes. These results reflect the commitment of our workforce and the productivity gains achieved as we endeavour to maximize the value of our assets and secure the competitive advantage of our operations."

The following information is provided as if the companies (Lundin Mining Corporation and EuroZinc Mining Corporation) had operated on a combined basis since the first period presented. EuroZinc Mining Corporation was consolidated in Lundin Mining as at November 1, 2006.

Highlights and Significant Items for first quarter 2007

  Mined and processed 1 million tonnes of ore

  Produced 24,600 tonnes of copper metal contained in concentrate

  Produced 37,900 tonnes of zinc metal contained in concentrate

  Produced 11,000 tonnes of lead metal contained in concentrate

  Produced 681,000 ounces of silver contained in concentrate

  Increased mill throughput by 21% at Neves Corvo

  Increased mill throughput by 39% at Zinkgruvan

  Production at Galmoy was affected by an accident, leading to fatality, and by the delays in negotiations between management and the unions

  Development of the Aljustrel Project continued on schedule.

  Hatch was awarded a contract to undertake the Bankable Feasibility Study of the Ozernoe Project

Mine Operations Highlights, First Quarter 2007

Neves-Corvo

  Mined 647,596 tonnes of ore in the first quarter 2007, a 32% increase as compared with the first quarter 2006. This represents the largest tonnage mined in one quarter in the mine’s 19 year history.

Lundin Mining Corporation
News Release

  Copper production for the quarter was 21.5% above the comparable period in 2006 primarily due to an increase in the head grade. The mill feed grade in the first quarter 2007 was 5.0% copper as compared with 4.2% in the first quarter 2006.

  The copper recovery was 87.1% in the first quarter 2007 as compared with 89.3% in the comparable period in 2006.

  Zinc production was 6,193 tonnes metal contained in concentrate in the first quarter 2007. Zinc head grades were 8.8% in the period. There was no zinc production in the comparable period in 2006.

Zinkgruvan

  Mined 224,696 tonnes in the first quarter 2007, a 30% increase in tonnage as compared with the first quarter in 2006.

  Ore processed during the first quarter 2007 exceeded the comparable period in 2006 by 65,625 tonne, or 38.7%, and was 235,390 tonnes. This represents the largest tonnage milled in one quarter in the mine’s history.

  Feed grades of zinc, lead and silver were lower in first quarter 2007 compared with the first quarter 2006, which is in accordance with the valid mine plan.

  Production of zinc metal contained in concentrate was 4.4% lower in first quarter 2007 compared with the first quarter 2006 and ended up at 17,162 tonne.

  Production of lead metal contained in concentrate was 10.9% higher in first quarter 2007 compared with the first quarter 2006 and ended up at 8,643 tonne.

  The recovery of zinc remained at a high level and was 94.1% in the quarter.

  Lead and silver recoveries were lower in the first quarter 2007 compared with the first quarter 2006 at 87.5% and 72.4% respectively.

Galmoy

  Mined ore was 93,470 tonnes in the first quarter 2007 compared with 149,617 tonnes of ore in the same period in 2006.

  Production in January and February was below normal levels, due to the delays in negotiations between management and the unions which in turn negatively impacted the production of concentrates at the mine and due to the tragic accident in February when the mine was at stand-still for eight days.

  Due to the sequence of mining activities, run of mine ore grades were 12.8% zinc per tonne and 3.5% lead per tonne compared with 13.2% zinc per tonne and 4.3% lead per tonne in the first quarter 2006.

  Run of mine ore grades were lower in the first quarter 2007 compared with the first quarter 2006 due to the sequence of mining activities. Grades were 12.8% zinc per tonne and 3.5% lead per tonne, which is in accordance with the valid mine plan

  Zinc recovery was 83.0% in the first quarter 2007 as compared with 83.9% in the comparable period 2006, at a lower zinc head grade in the first quarter 2007.

  Lead recovery was 73.2% in the first quarter 2007 as compared with 66.6% in the comparable period 2006. At a lower lead head grade the recovery exceeded expectations.

  The higher lead recovery is due to the installation of a new flotation cell which was commissioned in the first quarter 2007.

  During the first quarter 2007 modifications to the zinc flotation circuit were completed to increase flotation capacity. This is expected to increase zinc recovery.

Storliden

  The new Life Of Mine Plan will provide for three additional months of production compared to the previous plan.

Lundin Mining Corporation
News Release

  Ore mined during the first quarter of 2007 was 76,898 tonnes, as compared with 80,400 tonnes in the first quarter 2006.

  Ore milled during the first quarter of 2007 was 64,547 tonnes, which was somewhat below budget. This shortfall will be milled in the beginning of April.

The following table highlights the production results for the first quarter 2007 and 2006 and for the year 2006.

	Q1	Q1	Year End
	2007	2006	2006
Mined Ore (tonnes)
Neves-Corvo Copper	553,396	491,040	1,957,505
Neves-Corvo Zinc	94,200	-	147,625
Neves-Corvo Total	647,596	491,040	2,107,272
Zinkgruvan	224,696	172,676	787,889
Galmoy	93,470	149,617	605,438
Storliden	76,898	80,400	346,652
	1,042,660	893,733	3,847,251

Milled Ore (tonnes)
Neves-Corvo Copper	538,957	517,570	1,946,852
Neves-Corvo Zinc	86,966	-	147,675
Neves-Corvo Total	625,923	517,570	2,094,527
Zinkgruvan	235,390	169,765	787,003
Galmoy	94,060	156,053	616,536
Storliden	64,547	98,064	362,316
	1,019,920	941,452	3,860,382

Head Grade
Copper
Neves-Corvo	4.99%	4.17%	4.56%
Storliden	2.00%	3,60%	3.21%
Zinc
Neves-Corvo	8.76%	-	8.44%
Zinkgruvan	7.70%	11.20%	10.30%
Galmoy	12.76%	13.15%	11.79%
Storliden	7.60%	9.20%	8.48%
Lead
Zinkgruvan	4.20%	5.20%	4.60%
Galmoy	3.49%	4.27%	3.22%

Recovery
Copper
Neves-Corvo	87.07%	89.28%	88.40%
Storliden	91.50%	91.90%	91.50%
Zinc
Neves-Corvo	81.32%	-	60.20%
Zinkgruvan	94.10%	94.20%	93.80%

Lundin Mining Corporation
News Release

Galmoy	83.02%	83.90%	82.59%
Storliden	93.10%	91.90%	91.00%
Lead
Zinkgruvan	87.50%	88.70%	88.50%
Galmoy	73.23%	66.60%	66.79%

Concentrate Grade
Copper
Neves-Corvo	23.18%	24.63%	24.70%
Storliden	29.30%	28.50%	29.20%
Zinc
Neves-Corvo	49.16%	-	49.10%
Zinkgruvan	53.00%	54.39%	54.00%
Galmoy	51.88%	51.43%	51.76%
Storliden	54.80%	53.80%	54.50%
Lead
Zinkgruvan	77.10%	74.50%	75.00%
Galmoy	64.07%	61.13%	63.47%

Metal contained in concentrate
Copper (tonnes)
Neves-Corvo	23,405	19,261	78,576
Storliden	1,198	3,253	10,642
	24,603	22,514	89,218

Zinc (tonnes)
Neves-Corvo	6,193	-	7,505
Zinkgruvan	17,162	17,957	75,909
Galmoy	9,961	17,217	60,055
Storliden	4,578	8,198	27,824
	37,894	43,372	171,293
Lead (tonnes)
Zinkgruvan	8,643	7,793	31,850
Galmoy	2,404	4,441	13,256
	11,047	12,234	45,106
Silver (ounces)
Zinkgruvan	439,014	414,119	1,760,907
Galmoy	19,022	52,949	131,797
Neves-Corvo	222,792	158,593	645,521
	680,828	625,661	2,538,225

Mine Development Projects Highlights, First Quarter 2007

Ozernoe

  The planned second phase of drilling, including resource variography, structural, geotechnical and geometallurgical drilling is nearing completion. Preliminary results of this drilling have been positive. Metallurgical test work on composite core samples is planned to start over the next 2-3 months.

  Hatch has been awarded the contract for the Initial Phase of Work leading to the Bankable Feasibility Study. Detailed work will commence mid-May.

Lundin Mining Corporation
News Release

  Site work, in addition to the drilling, is underway to develop permanent camp facilities and other basic infrastructure required to develop this resource.

  Management and support staff personnel are also being recruited and employed as project momentum accelerates.

Aljustrel

  Underground development at the Moinho mine is virtually on target and is now close to reaching the 380 level, which is the bottom extraction level of the mine. At Feitais mine, adverse but localized ground conditions hampered development rates during the first quarter, nevertheless, the resulting delays are expected to be recovered to meet the scheduled development of the 430 level, which constitutes the lower level of extraction.

  At the treatment plant preparation work is on track, although delays are expected in the supply of some equipment. Most major equipment has been ordered and construction crews are being reinforced to secure scheduled civil construction work.

The Company plans to release the first quarter 2007 financials before the opening of trading on the 10th of May, and a conference call will be held on the 10th of May.

Lundin Mining is a rapidly growing, mid-tier mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. The Company currently owns four mines in operation; the Neves-Corvo mine in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland.

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842
João Cârrelo, COO, +351-286-689-9003

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.